

May 16, 2017

Mr. Randall Chatwin
VP and Asst. General Counsel
Goldcorp Inc.
Suite 3400, Park Place
666 Burrard Street
Vancouver, British Columbia
V6C 2X8 Canada

> **Re: Exeter Resource Corporation**
> **Amendment No. 3 to Schedule TO**
> **Filed May 10, 2017 by Goldcorp Inc.**
> **File No. 005-82266**

Dear Mr. Chatwin:

We have reviewed your filing and have the following comments.

<u>Dividends and Distributions, page 22</u>

1. We note your response to prior comment 5. Please disclose that if you claim any dividends, distributions, etc. paid after the date of the Offer but prior to the Expiry Time, that you will do so on a basis that is consistent with Rule 14d-10(a)(2) of Regulation 14D; that you will disseminate information regarding the amount of the claim, and disclose, if true, that the amount will be deducted from the Offer Consideration; and that the Offer will remain open for at least 10 business days thereafter consistent with Rule 14e-1(b) of Regulation 14E.

<u>Right to Withdraw Deposited Shares, page 29</u>

2. We note the revisions to the second paragraph of Section 7 of the Offer to Purchase. Subparagraph (a) now appears to be stating that, if the Offer is amended to increase the Offer Consideration, and the Offer is not extended for a period of 10 days or less from the date of the amendment, then Deposited Shares may not be withdrawn at any time before the expiration of 10 days from the date of the amendment. Deposited Shares must always be permitted to be withdrawn at any time before the expiration of 10 business days from an increase in the Offer Consideration. Please advise or revise.

<u>Securities Law Requirements for Business Combinations, page 58</u>

3. We note your response to prior comment 14. Please specifically disclose a firm intent to engage in a Compulsory Acquisition or a Subsequent Acquisition Transaction.

    You may contact me at (202) 551-3503 if you have any questions.

                                            Sincerely,

                                            /s/ David L. Orlic

                                            David L. Orlic
                                            Special Counsel
                                            Office of Mergers and Acquisitions

cc: David S. Stone, Esq.
        Neal, Gerber & Eisenberg LLP